

January 18, 2011

**via U.S. mail and facsimile**

T Riggs Eckelberry, Chief Executive Officer
OriginOil, Inc.
5645 West Adams Blvd
Los Angeles, CA 90016

      **RE:**    **OriginOil, Inc.**
             **Form 10-K for the Fiscal Year Ended December 30, 2009**
             **Filed March 31, 2010**
             **Form 10-Q for the Fiscal Quarter Ended June 30, 2010**
             **Filed August 13, 2010**
             **File No. 333-147980**

Dear Mr. Eckelberry:

We have reviewed your response letter dated January 5, 2011, and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 9A(T) – page 14

1. Please tell us how you were able to conclude that your disclosure controls and procedures were effective as of December 31, 2009, in view of the fact that your annual report on Form 10-K for the fiscal year ended December 31, 2009, did not contain the disclosures about your disclosure controls and procedures required by Item 307 of Regulation S-K. Please provide a detailed response. In addition, as contained in your amended annual report on Form 10-K filed on January 7, 2011,

you have expressed your conclusion that your disclosure controls and procedures were effective only with respect to the text of the first part of the definition of disclosure controls and procedures. Please advise us as to whether your disclosure controls and procedures were effective. In doing so, please either set forth, and express your conclusion with respect to, the entire definition in Rule 13a-15(e) and Rule 15d-15(e) or simply state whether or not your disclosure controls and procedures were effective, without setting forth the text of the definition contained in the rules.

Form 10-Q for the Quarterly Period Ended June 30, 2010

Item 2. Management's Discussion and Analysis or Plan of Operation, page 9

Recent Developments, page 14

2.  We note your response to comment seven in our letter dated December 3, 2010. Your response provides a materiality analysis of your arrangements with MBD Energy Limited only in terms of its quantitative impact on your income statement and does not address materiality at all from a qualitative perspective. As previously requested, please provide us with a qualitative analysis as to why you believe your arrangements with MBD Energy Limited do not constitute a material contract for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K. You may wish to refer to Staff Accounting Bulletin No. 99, which is available on our website.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Liquidity and Capital Resources, page 14

3.  We note material changes in your work in process, prepaid and accrued expenses. In future filings please provide an analysis that explains and quantifies the contributing factors for the change in your accounts.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King at (202) 551-3338 with any legal related questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief